UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022

Commission file number: 001-41482

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Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

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3 Hanechoshet St.
Tel Aviv, Israel 6971068
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On September 15, 2022, the Israeli court approved Jeffs’ Brands Ltd’s (the “Registrant”) request to convene the Registrant’s Special General Meeting of Shareholders (the “Meeting”) on an earlier date than is reported on Form 6-K filed with Securities and Exchange Commission on September 14, 2022. As a result, the Registrant has determined to hold the Meeting on September 29, 2022.

Attached hereto and incorporated herein is the Registrant’s updated Notice of Meeting, Proxy Statement and Proxy Card for the Meeting reflecting the new Meeting date of September 29, 2022.

Only shareholders of record who hold ordinary shares, no par value, of the Registrant at the close of business on September 19, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibit No.
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on September 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd
Date: September 16, 2022	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer